UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-05005

Intricon Corporation
(Exact name of registrant as specified in its charter)

1260 Red Fox Road
Arden Hills, MN 55112
(651) 636-9770
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*  On May 24, 2022, pursuant to the terms of an Agreement and Plan of Merger, dated as of February 27, 2022, by and among Intricon Corporation (the “Company”), IIN Holding Company LLC, a Delaware limited liability company (“Parent”), and IC Merger Sub Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Intricon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 3, 2022	INTRICON CORPORATION

	By:	/s/ Scott Longval
	Name:	Scott Longval
	Title:	President and Chief Executive Officer